Filed by Onyx Software Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Pivotal Corporation
Commission File No. 0-26867

News Release

FOR RELEASE
8:00AM Eastern
November 12, 2003
Investor Contact:	Press Contact:
Mark Lamb	Mary Erickson
Director – Investor Relations	Reidy Communications
(425) 519-4034	(605)325-3286
markl@onyx.com

Onyx Software Proposes to Acquire Pivotal Corporation at 26% Premium to Existing Offer

Proposal Has a Value of $2.25 per Pivotal Share

BELLEVUE, Wash — Onyx® Software Corp. (NASDAQ: ONXS), a worldwide leader in successful CRM, today announced an unsolicited proposal to acquire Pivotal Corporation (NASDAQ: PVTL and TSE:PVT) by way of a business combination in a stock for stock transaction valued at approximately $2.25 per Pivotal common share. Under the terms of the proposal which was submitted by letter to the Pivotal Board of Directors this morning and is included with this press release, the companies will be combined on the basis of 0.475 shares of Onyx Software common stock for each common share of Pivotal Corporation, or approximately 12.5 million shares of Onyx. The approximate price per Pivotal share of $2.25 is based on the $4.73 closing price of Onyx common stock on November 11, 2003.

On October 8, 2003 Pivotal announced that it had entered into a definitive agreement to be acquired by Talisma Corporation in a cash transaction financed by Oak Investment Partners valued at $1.78 per share. The Talisma transaction is still pending and is scheduled for a shareholder vote on November 18, 2003. The Onyx proposal represents a 26% premium over the Talisma offer. The Onyx proposal is structured to provide potential tax deferral benefits to investors compared to the existing offer. Onyx has not at this time commenced an exchange offer for Pivotal shares.

“We believe that Onyx is best positioned to deliver value from the Pivotal franchise and that the proposed combination will increase our leadership in mid-market CRM and accelerate our profitable growth. If we are correct, this value will directly benefit Pivotal’s shareholders and provide upside above and beyond the existing cash offer from Talisma,” said Brent Frei, Onyx Software CEO. Onyx has already achieved Leader placement in Gartner’s Magic Quadrant report on CRM Suites for North America Midsize Businesses (MSB),* and was recently named the #1 mid-market CRM vendor by CRM Magazine.

“Onyx and Pivotal both understand customers’ desire for much more than the limited functionality of low-end solutions and their fear of costly-to-implement, humungous software. We share a legacy of development on the Microsoft platform. We both sell broadly to a variety of industries, yet we also each have dedicated efforts focused on specific verticals,” Frei said.

“Beyond these commonalities, the combined entity will have a more comprehensive geographic presence and complementary selling efforts,” said Brian Henry, Onyx Software Executive Vice President and CFO. “Onyx tends to sell to the mid-market and above, while Pivotal tends to sell to the mid-market and below.” Upon closing, Onyx Software would be the second largest pure-play CRM vendor with more than 2600 customers and an annual revenue run rate of more than $110 million. Onyx expects that the synergies of the two companies will make the proposed transaction significantly accretive to shareholders, excluding transaction and restructuring costs, which include a $1,500,000 breakup fee associated with the pending Talisma transaction. Onyx anticipates the accretive benefits could potentially begin as early as the first or second full fiscal quarter after completion of the transaction.

“Onyx is recognized for our ability to develop and nurture strong relationships with brand-name organizations, resulting in successful CRM deployments that lead to additional license and services business,” Frei said. “If we are successful in completing this transaction we intend to apply this proven customer engagement model to help Pivotal’s customers further experience CRM success while driving additional revenue. Additionally, the Pivotal partner channel represents an opportunity for our highly-successful Embedded CRM offering.”

“Onyx has a strong operational model that has generated cash from operations, delivered non-GAAP profitability and achieved sequential license revenue growth in recent quarters. We believe that Pivotal’s board of directors will see that the proposed business combination is a great fit for Pivotal’s shareholders, customers, and employees” Frei said.

Onyx Software Special Conference Call
 Onyx Software will host a conference call to discuss its proposed business combination with Pivotal Corporation. We suggest you access the call 10-15 minutes prior to the start time by signing on at www.onyx.com or www.companyboardroom.com. The call will be archived and available for replay at these same URLs. Alternatively, you can participate by phone.

When: Wednesday, November 12, 2003
Time: 8:30 am (Eastern) / 5:30 am (Pacific)
Web Access: www.onyx.com or www.companyboardroom.com
Dial-In: 1-800-901-5259
International Dial-In: 1-617-786-4514
Passcode: 58800098
Replay: 1-617-801-6888 (available through Tuesday, November 18, 11:59 pm)
Passcode: 19764759

About Onyx Software
 Onyx Software Corp. (Nasdaq: ONXS), a worldwide leader in delivering successful CRM, offers a fast, cost-effective, usable solution that shares critical information among employees, customers and partners through three role-specific, Web services-based portals. The Onyx approach delivers real-world success by aligning CRM technology with business objectives, strategies and processes. Companies rely on Onyx across multiple departments to create a superior customer experience and a profitable bottom line. Onyx serves customers worldwide in a variety of industries, including financial services, healthcare, high technology and the public sector. Customers include Amway, United Kingdom lottery operator Camelot, Delta Dental Plans of California, Microsoft Corporation, Mellon Financial Corporation, The Regence Group, State Street Corporation and Suncorp. More information can be found at (888) ASK-ONYX, info@onyx.com or http://www.onyx.com/.

* The Magic Quadrant is copyrighted April 2003, by Gartner, Inc. and is reused with permission. Gartner’s permission to print or reference its Magic Quadrant should not be deemed to be an endorsement of any company or product depicted in the quadrant. The Magic Quadrant is Gartner’s opinion and is an analytical representation of a marketplace at and for a specific time period. It measures vendors against Gartner-defined criteria for a marketplace. The positioning of vendors within a Magic Quadrant is based on the complex interplay of many factors. Gartner does not advise enterprises to select only those firms in the Leaders segment. In some situations, firms in the Visionary, Challenger, or Niche Player segments may be the right match for an enterprise’s requirements. Well-informed vendor selection decisions should rely on more than a Magic Quadrant. Gartner research is intended to be one of many information sources and the reader should not rely solely on the Magic Quadrant for decision-making. Gartner expressly disclaims all warranties, express or implied of fitness of this research for a particular purpose.

This press release and the documents included herein are neither an offer to purchase nor a solicitation of an offer to sell securities. Any offer will be made only through an exchange offer statement or proxy statement/prospectus. Investors and security holders are strongly advised to read such document regarding the proposed offer referred to in this press release, if and when such document is filed and becomes available, because it will contain important information. Any such exchange offer statement or proxy statement/prospectus would be filed by Onyx with the U.S. Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of the exchange offer statement or proxy statement/prospectus (if and when filed and available) and other relevant documents on the SEC’s web site at: www.sec.gov. Any such exchange offer statement or proxy statement/prospectus and related materials may also be obtained for free by directing such requests to Onyx at 425-451-8060.

Forward-Looking Statement
 This press release contains forward-looking statements, including statements about the likelihood that the Pivotal Board of Directors will accept the Onyx proposal, the anticipated economic performance of Onyx and Pivotal as a combined company, the impact of the proposed transaction on shareholders of Onyx and Pivotal, and the ability of Onyx to continue to sell products into the existing Pivotal customer base. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The words “believe,” “expect,” “intend,” “anticipate,” variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Factors that could affect Onyx’s actual results include, but are not limited to the risk that the Pivotal Board of Directors elects not to accept the Onyx proposal, the risk that Onyx and Pivotal are unable to reach a definitive agreement, the risk that even if such a definitive agreement is reached that the resulting business combination will not realize the anticipated economic benefits, the risk that Onyx common stock declines or otherwise underperforms over time, the risk that the attention of Onyx’s management is diverted from the operation of its core business, and the “Important Factors That May Affect Our Business, Our Results of Operations and Our Stock Price” described in our quarterly report on form 10-Q for the period ended June 30, 2003. Readers are cautioned not to place undue reliance upon these forward-looking statements that speak only as to the date of this release. Onyx undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

November 11, 2003

The Board of Directors of Pivotal Corporation
858 Beatty Street
Suite 700
Vancouver, British Columbia
CANADA V6B 1C1

The Special Committee of the Board of Directors
Pivotal Corporation
858 Beatty Street
Suite 700
Vancouver, British Columbia
CANADA V6B 1C1

          Re:       Proposed Business Combination with Onyx Software Corporation

Members of the Board and the Special Committee:

          Onyx Software Corporation (“Onyx”) requests that the Board of Directors of Pivotal Corporation (“Pivotal”) consider the following proposal to combine our respective companies. As you know, Onyx was not contacted by Pivotal or its advisors during your evaluation of potential alternatives for Pivotal or thereafter, and thus this proposal is unsolicited. However, Onyx strongly believes that this proposal is superior to the transaction with Talisma described in the Pivotal circular dated October 21, 2003 (the “Pivotal Circular”), and would be the logical choice to maximize value for Pivotal shareholders.

          The key elements of Onyx’s proposal are as follows. First, for each outstanding share of Pivotal common stock, Onyx would exchange 0.475 shares of Onyx common stock. Based on the closing price of Onyx common stock on November 11, 2003 of $4.73, this proposal equates to $2.25 for each share of Pivotal common stock, or a premium of 26% over the existing offer to Pivotal shareholders. Second, the transaction would be structured to enable Pivotal shareholders to defer tax on the transaction until they ultimately dispose of their shares of Onyx common stock. Third, in order to expedite the process, the terms and conditions of the proposed business combination would be based on those detailed in the Pivotal Circular in all material respects, save for, of course, the specifics of the economic proposal and Onyx’s compliance with applicable securities laws and Nasdaq National Market listing requirements. Fourth, Pivotal employees of the combined entity would receive Onyx stock options and thus have the opportunity to participate in the growth of a liquid, publicly traded company. Finally, Onyx would propose an aggressive closing timeline in order to combine our respective companies as quickly as practical. Our proposal would be conditioned on the termination of the Talisma agreement prior to closing of that transaction and the execution of a definitive agreement between Pivotal and Onyx.

          Onyx believes that the proposal contained in this letter represents added value to Pivotal shareholders. As noted above, it not only represents a premium of 26% over the existing price currently offered to Pivotal shareholders, but also creates potentially advantageous tax treatment for such shareholders. Moreover, and perhaps most important, the Onyx proposal would enable Pivotal shareholders the opportunity to potentially realize substantial appreciation in their investment in the combined entity over time. Onyx believes that its stock price has significant growth potential given a variety of factors. Onyx has been profitable on a non-GAAP basis each of the prior two fiscal quarters, including adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) which has averaged approximately 7% of revenues during that time. Please refer to the reconciliation of non-GAAP adjusted EBITDA to GAAP net loss attached to this letter. Additionally, Onyx currently trades at a comparatively low revenue multiple relative to other companies in its peer group.

          Onyx believes that it is the best strategic partner for a proposed business combination involving Pivotal. The companies have a similar market focus, target similar customers in their respective sales cycles; offer full-suite CRM products as opposed to merely point solutions; are primarily optimized to operate on the Microsoft platform; and have operations in complementary geographies. Consequently, Onyx believes that the resulting business combination would result in a broader coverage of the CRM mid-market by the combined entity. Moreover, we believe the transaction would lead to synergies in virtually all aspects of the business, including sales, marketing, professional services and product development, while allowing the new entity to reduce administrative expenses. We expect that the resulting combined company would be substantially larger, more profitable and have the potential to create greater shareholder value than the current merger proposal with Talisma. The combination of Onyx and Pivotal would result in one of the largest independent CRM vendors.

          Underlying the strong Onyx proposal are the many positives in Onyx’s core business operations. Among these are Onyx’s reputation as best in class for customer satisfaction. Further, Onyx’s best in class architecture and scalability enables partners to distribute its products to horizontal and vertical markets, both directly and through its embedded CRM initiative. Additionally, Onyx maintains a strong client base of marquee customers whose use of Onyx products have garnered industry awards. Onyx also has access to financial resources and liquidity given that it is a publicly traded entity. Finally, Onyx has an experienced management team that includes a Chief Executive Officer and Chief Technical Officer who are included in CRM Magazine’s Most Influential Leader list, a Chief Marketing Officer with 15 years of CRM experience, and a Chief Financial Officer who has a proven track record of creating shareholder value over a twenty year period in senior financial positions.

          In summary, we are seeking your support for this proposal which we believe is in the best interests of Pivotal shareholders. We believe it is your duty as members of the Pivotal Board of Directors to respond favorably to our proposal and elect to defer the vote on the Talisma transaction to permit time to explore our proposal in greater detail. In the event you elect not to do so, we are prepared to pursue this proposed business combination in a more aggressive fashion if necessary. We look forward to your response no later than Friday, November 14th at 2:00 p.m., Pacific Standard Time.

Sincerely,

Brent Frei
Chairman of the Board
Onyx Software Corporation

cc:     Borden Ladner Gervais, LLP

Forward-Looking Statement
 This letter contains forward-looking statements, including statements about the benefits of Onyx’s proposal to Pivotal shareholders relative to the proposed transaction with Talisma, the likely structure of any final agreement between Onyx and Pivotal, the anticipated economic performance of Onyx and Pivotal as a combined company, the potential for appreciation in the price of Onyx common stock, and Onyx’s intentions should the Pivotal Board of Directors reject the Onyx proposal. Forward-looking statements are based on the opinions and estimates of Onyx management at the time the statements are made and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The words “believe,” “expect,” “intend,” “anticipate,” variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Factors that could affect Onyx’s actual results include, but are not limited to, the risk that Onyx and Pivotal are unable to reach a definitive agreement, the risk that even if such a definitive agreement is reached the resulting business combination will not realize the anticipated economic benefits, the risk that Onyx common stock declines or otherwise underperforms over time and the “Important Factors That May Affect Our Business, Our Results of Operations and Our Stock Price” described in our quarterly report on form 10-Q for the period ended June 30, 2003. Readers are cautioned not to place undue reliance upon these forward-looking statements which speak only as of the date of this release. Onyx undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Onyx Software Corporation
EXHIBIT: Reconciliation of Adjusted EBITDA to GAAP Results

(In thousands)
(Unaudited)

This exhibit contains non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a registrant’s historical or future financial performance, financial adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of operations, balance sheet or statement of cash flows (or equivalent statements) of the registrant; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, we have provided below a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measure.

Adjusted EBITDA (earnings before interest, tax, depreciation and amortization) is a non-GAAP measure which excludes restructuring charges, changes in fair value of outstanding warrants, other income (expense), net and the minority interest in income (loss) of our consolidated subsidiary, and is a measure which we believe provides useful information for investors regarding our operational performance. This measure is used by our management for the same purpose. It should be noted that EBITDA is not defined consistently amongst those companies who use it. The presentation of this additional information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP.

	Three Months Ended

	June 30, 2003	September 30, 2003

Reported GAAP net loss	$(897)	$(259)
Adjustments to reconcile GAAP net loss to adjusted EBITDA:
Restructuring charges	754	162
Amortization of acquired technology	84	84
Amortization of acquisition-related intangibles	209	209
Amortization of stock-based compensation	15	4
Change in fair value of outstanding warrants	(15)	123
Other income (expense), net	(111)	117
Income tax expense	135	86
Minority interest in income (loss) of consolidated subsidiary	(75)	32
Depreciation and amortization of fixed assets	851	767

Adjusted EBITDA (A)	$950	$1,325

Reported revenue (B)	$15,810	$15,400

Adjusted EBITDA as a % of reported revenue (A) / (B)	6.0%	8.6%